UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR § 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-03213				March 31, 2013
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Nationwide Variable Insurance Trust
4. Address of principal executive office (number, street, city, state, zip code):

1000 Continental Drive, Suite 400, King of Prussia, Pennsylvania 19406

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the NVIT Multi-Manager International Value Fund and NVIT Multi-Manager Small Cap Value Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that NVIT Multi-Manager International Value Fund and NVIT Multi-Manager Small Cap Value Fund’s (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of March 31, 2013. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2013, and with respect to agreement of security purchases and sales, for the period from January 31, 2013 (the date of our last examination), through March 31, 2013:

•	Confirmation of selected securities managed by JPMorgan Investment Management, Inc. (“JPMorgan”) held by institutions in book entry form by the Depository Trust Company;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

•	Inspection of subsequent cash statements evidencing settlement of all open trades of the Funds sub-advised by JPMorgan;

•	Reconciliation of securities sub-advised by JP Morgan to the books and records of the Funds and J.P. Morgan Chase Bank (the “Custodian”), the Funds’ Custodian;

•	Confirmation of selected security positions held by the Custodian at foreign sub-custodians;

•	Agreement of 25 security purchases and 25 security sales or maturities since our last report from the books and records of the NVIT Multi-Manager Small Cap Value Fund to related trade tickets, and agreement of 25 security purchases and 25 security sales or maturities since our last report from the books and records of the NVIT Multi-Manager International Value Fund to the related trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that NVIT Multi-Manager International Value Fund and NVIT Multi-Manager Small Cap Value Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2013 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of NVIT Multi-Manager International Value Fund and NVIT Multi-Manager Small Cap Value Fund, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 6, 2014

August 6, 2014

PricewaterhouseCoopers LLP

Two Commerce Square, Suite 1700

2001 Market Street

Philadelphia, PA 19103

We are providing this letter in connection with your performance of the procedures relating to the NVIT Multi-Manager Small Cap Value Fund and the NVIT Multi-Manager International Value Fund (each a series of Nationwide Variable Insurance Trust, collectively referred to herein as the “ Funds”) in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Act of 1940 (“the Act”) as of March 31, 2013, and from January 31, 2013 (the date of your last examination) through March 31, 2013.

We are responsible for the Funds’ compliance with those requirements.

We confirm, to the best of our knowledge and belief, as of August 6, 2014, the date of your report, the following representations made to you during your engagement:

1.	We have made available to you all significant information that we believe is relevant to the subject matter of assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2.	We as members of management of the Funds, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Act. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2013, and from January 31, 2013 through March 31, 2013. Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of as of March 31, 2013, and from January 31, 2013 through March 31, 2013, with respect to securities reflected in the investment account of the Funds.

3.	We are responsible for the completeness and accuracy of the information supplied to you.

4.	There are no known matters contradicting the subject matter of the assertion.

5.	There are no compliance requirements needing clarification that required our interpretation.

6.	There are no known communications from regulatory agencies, internal auditors, clients, and any other parties concerning possible noncompliance with the specified requirements.

7.	We have no knowledge of any allegations of fraud or suspected fraud affecting the Funds, applicable assertions, or related parties.

8.	We have disclosed any known noncompliance occurring subsequent to the period for which the assertion was made.

To the best of our knowledge and belief, no events have occurred subsequent to March 31, 2013, and through the date of this letter that have an effect on the assertion.

NVIT Multi-Manager International Value Fund and NVIT Multi-Manager Small Cap Value Fund

By:	/s/ Michael S. Spangler
Michael S. Spangler, President and Chief Executive Officer

/s/ Joseph A. Finelli
Joseph A. Finelli, Treasurer and Chief Financial Officer